Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2005	For the Twelve Months Ended December 31, 2004	For the Three Months Ended March 31, 2004
Earnings
Net Income	$181	$537	$155
Preferred Stock Dividend	3	11	3
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	2	2	1
Minority Interest Loss	—	—	—
Income Tax	106	264	104
Pre-Tax Income from Continuing Operations	$292	$814	$263
Add: Fixed Charges*	125	501	128
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Preferred Stock Dividend Requirement	4	17	4
Earnings	$413	$1,298	$387
* Fixed Charges
Interest on Long-term Debt	$103	$411	$104
Amortization of Debt Discount, Premium and Expense	4	15	4
Interest Capitalized	—	—	—
Other Interest	8	36	10
Interest Component of Rentals	6	22	6
Preferred Stock Dividend Requirement	4	17	4
Fixed Charges	$125	$501	$128
Ratio of Earnings to Fixed Charges	3.3	2.6	3.0